UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ/MF): 02.429.144/0001-93

Corporate Registry (NIRE): 35.300.186.133

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of CPFL Energia S.A. (the “Company”) are hereby called, in accordance with the provisions of Article 124 of the Brazilian Law No. 6.404/76, to convene in an Extraordinary Shareholders’ Meeting (“AGE”) to be held on December 19, 2011, at 10:00 am, at the head office of the Company, located at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo, for the purpose of deciding on the following Agenda:

(a)      Approve the revision of the Bylaws of the Company to:

(a.i)   Adjust it to the changes of the Bylaws of Novo Mercado of BM&FBovespa (“Bylaws of Novo Mercado”) through:

(a.i.1) inclusion of:

(1) a sole paragraph to Article 1, to provide that the Company, the shareholders, the managers and the members of the Audit Committee are subject to the Bylaws of Novo Mercado;

(2) a new Article 13 and new sole paragraph, to provide that the administrative structure of the Company and the positions of Chairman of the Board of Directors and Chief Executive Officer may not be accumulated by one person, in accordance with the Bylaws of Novo Mercado;

(3) a new Article 14 and paragraphs 1 and 2, to consolidate the statutory provisions applicable to the investiture of the members of the Board of Directors and of the Board of Officers;

(4) paragraph 1 of the new Article 15, resulting from the renumbering of Article 14, and revision of paragraph 1, to be renumbered to paragraph 2, of the current Article 14, to be renumbered to Article 15, to exclude the requirement that members of the Board of Directors must be shareholders of the Company, considering the revocation of such legal requirement in accordance with Law No. 12.431/11, as well as to set forth provisions regarding the minimum number of Independent Directors of the Company, in compliance with the Bylaws of Novo Mercado;

(5) item “ab” of Article 18, to be renumbered to Article 17, to set forth the attribution of the Board of Directors to issue a previous opinion on the occurrence of any and all tender offer for the acquisition of shares issued by the Company;

(6) paragraph 2 of Article 28, to be renumbered to Article 26, to segregate from the current paragraph 1 the provisions related to the investiture of the members of the Audit Committee;

(7) paragraphs 1 and 2 of Article 39 to set forth the rules applicable to the determination of the Economic Value of the Company in the event of a tender offer for the delisting of the Company, in accordance with the provisions of the Bylaws of Novo Mercado;

(8) a new Article 42 and paragraphs 1 and 2 to set forth the new procedure applicable to tender offers for the acquisition of shares issued by the Company in the event of withdrawal of the Company from the Novo Mercado, when there is no Controlling Shareholder, as per the Bylaws of Novo Mercado;

(9) a new Article 43 and paragraphs 1, 2, 3 and 4, to set forth the new procedure applicable to tender offers for the acquisition of shares issued by the Company in the event of withdrawal of the Company from the Novo Mercado if view of non-compliance with the obligations set forth in the Bylaws of Novo Mercado; and

(10) a new Art. 45 to set forth that the provisions of the Bylaws of Novo Mercado shall prevail over the provisions of the Bylaws in the event of damage to the rights of the recipients of the tender offers set forth in the Bylaws.

(a.i.2) adjustment to the wording of:

(1) item “l” of the current Article 18, to be renumbered to Article 17, to adjust it to the terms of the Bylaws of Novo Mercado on the definition of the triple nomination list of specialized firms to prepare the appraisal report of the Company in the event of delisting of the Company or withdraw from the Novo Mercado;

(2) current Article 37, to be renumbered to Article 35, and its sole paragraph, and Article 38, to be adjusted and renumbered to Article 36, and its sole paragraph, which shall be segregated into two new Articles 37 and 38, to adjust the provisions on the procedure to be adopted in the event of transfer of control and tender offer due to transfer of control, in accordance with the provisions of the Bylaws of Novo Mercado;

(3) current Article 39, to adjust the provisions applicable to the procedure to be adopted in the event of delisting of the Company, in accordance with the provisions of the Bylaws of Novo Mercado;

(4) current Article 42, to be renumbered to Article 41, to adjust the provisions applicable to the procedure to be adopted in the event of withdraw of the Company from the Novo Mercado, in accordance with the provisions of the Bylaws of Novo Mercado; and

(5) current Art. 44, to adjust the arbitration covenant to the provisions set forth in the Bylaws of Novo Mercado.

(a.i.3) exclusion of:

(1) paragraph 1 of the current Article 29, to be renumbered to Article 27, in view of the changes to the Bylaws of Novo Mercado on the obligation to prepare the financial statements in accordance with international standards;

(2) current Article 41 and its sole paragraph in view of the provisions contained therein being incorporated in the new Article 39;

(3) current paragraphs 1 and 2 of the current Article 42, to be renumbered to Article 41, in view of the new wording of Article 41; and

(4) current Chapter IX and current Article 43, in view of the exclusion of the provisions contained therein from the Bylaws of Novo Mercado, since the information contained therein has been included in the Reference Form by regulation of the Brazilian Securities and Exchange Commission – CVM.

(a.ii)  Adjust the composition and attributions of the Board of Officers, in accordance with the organization restructuring promoted by the Company, in accordance with the decision of the Board of Directors at the meeting held on May 25, 2011, through:

(a.ii.1) inclusion of:

(1) new items “b” and “c” to the sole paragraph of Article 19, to be renumbered to Article 18, to set forth the attributions, respectively, of the Vice President Operations Officer and Vice President Institutional Relations Officer.

(a.ii.2) adjustment to the wording of:

(1) item “a” of the current Article 18, to be renumbered to Article 17, to adjust the new designation of the members of the Board of Officers of the Company;

(2) items “w” and “x” of the current Article 18, to be renumbered to Article 17 to set forth the attribution of the Board of Directors to create Commissions;

(3) current Article 19, to be renumbered to Article 18, to adjust the number of members of the Board of Officers, reducing the number of members from 7 (seven) to 6 (six), and creating the positions of Operations Vice President Officer, Institutional Relations Vice President Officer and terminating the positions of Power Management Vice President Officer, Power Distribution Vice President Officer and Power Generation Vice President Officer;

(4) sole paragraph and items “a”, “c” and “g”, the latter two which shall be renumbered to item “e” and “f”, respectively, of the sole paragraph of the current Article 19, which shall be renumbered to Article 18, to adjust them to the new designation of the members of the Board of Officers of the Company and the new responsibilities of the Financial Vice President Officer and Administrative Vice President Officer;

(5) current Article 22, to be renumbered to Article 20, and its paragraphs 1 and 2, to adjust their wording to the new designation of the members of the Board of Officers and set forth that in case of vacancy of the Chief Executive Officer his position may be temporarily filled in by the Operations Vice President Officer; and

(6) sole paragraph of the current Article 24, to be renumbered to Article 22, to adjust the wording used therein, without change to its provisions.

(a.ii.3) exclusion of:

(1) current Chapter III, in view of the segregation of the definition of the management bodies of the Company in specific chapters and items of the Bylaws;

(2) current Articles 15 and 16 and their respective sole paragraphs, in view of the inclusion of the provisions contained therein in the new Articles 14 and 15;

(3) items “d”, “e” and “f” of the current Article 19, to be renumbered to Article 18, in view of the proposed termination of the positions of Power Management Vice President Officer, Power Distribution Vice President Officer and Power Generation Vice President Officer;

(4) sole paragraph of the current Article 20, to be renumbered to Article 19, in view of the inclusion of the provisions contained therein in the new Article 14; and

(5) current Article 21 and its sole paragraph, in view of the inclusion of the provisions contained in the new Article 14 and its paragraphs.

(a.iii) Adjust the wording and numbering of the provisions, through the:

(1) adjustment of the title of the current Chapter II (“Capital Stock, Shares and Shareholders”), to exclude the expression “and Shareholders” in view of the non existence of any provisions regarding the shareholders in such chapter;

(2) correction of the spelling of certain words in the Portuguese version of the Bylaws and the references to the name of Bolsa de Valores de São Paulo, BM&FBovespa;

(3) adjustment to the paragraph 1 of the current Article 28, to be renumbered to Article 26, in view of its segregation into Paragraph 2 of the referred Article; and

(4) renumbering of the articles and paragraphs of the Bylaws and the cross references contained therein in view of the proposed changes.

All amendments proposed in item (a) above are object of the Management Proposal for the Revision of the Bylaws of the Company. For better comprehension of the proposed changes, it is available to the shareholders (1) a comparative chart containing the current wording, the proposed wording and comments of the management to each of the items, and (2) the marked-up and clean drafts of the Bylaws consolidating all proposed changes.

(b)     Approve the consolidated version of the Bylaws of the Company, in accordance with the amendment proposed in item “a” of the Agenda;

(c)     Approve the adjustment of the total compensation of the management of the Company, previously set forth in the Shareholders’ Meeting held on April 28, 2011, in view of the redistribution of the amounts of the compensation of the management among the Company and its controlled companies, without increase to the global compensation set forth for the management of all companies of the CPFL Group;

(d)     Ratify, pursuant to the provisions of Article 256 of Law No. 6.404/76, (i) the joint venture transaction among the Company, its subsidiaries CPFL Geração de Energia S.A. and CPFL Comercialização Brasil S.A. and the shareholders of ERSA – Energias Renováveis S.A. (“ERSA”), which resulted in the acquisition of the indirect control, by the Company, of ERSA by means of the merger of the controlled company Smita Empreendimentos e Participações S.A., pursuant to the ratification proposal presented by the Management of the Company; and (ii) the appraisal report of ERSA, prepared by the specialized company Apsis Consultoria Empresarial Ltda. based on the net worth of ERSA on July 31, 2011, for purposes of determination of the amounts provided in item II of article 256 of Law No. 6.404/76. Pursuant to the appraisal report prepared by Apsis Consultoria Empresarial Ltda. on ERSA, the ratification of the transaction shall not grant the right to dissenting shareholders to withdraw from the Company, in accordance with Article 256, paragraph 2, of Law No. 6.404/76; and

(e)     Acknowledge the resignation of an alternate member of the Board of Directors of the Company, and elect his replacement for the remaining term of his mandate.

General Instructions:

1.           Shareholders owners of shares issued by the Company may participate in the AGE by themselves, through their legal representatives or attorney-in-fact, provided that the name of such shareholder is registered in the share registry book of the Company at the financial custodian institution of the shares of the Company – Banco do Brasil S.A.

2.           The shareholders, in accordance with the terms of Article 126 and its paragraph 1 of Law No. 6.404/76 must observe the following procedures:

(a)      The Company requests the shareholders that wish to be represented by an attorney in fact, the advance delivery of the power of attorney instrument and the necessary documents to the head office of the Company up to 24 hours before the time scheduled to hold the AGE, in accordance with the provisions of the current Article 13 of the Bylaws of the Company, for purposes of expediting the procedure necessary for your identification. The shareholders who attend the AGE in possession of the required documents may participate and vote, even if such documents have not been delivered in advance;

(b)      Before the beginning of the AGE, the following documents must be presented by the shareholders:

(i) in case of individuals – identification document;

(ii) in case of legal entities – identification document of the legal representative of the shareholder, duly accompanied by a certified copy or original of the organizational documents of the legal entity, as well as the corporate document which elected the legal representative of the company (minutes of the meeting which elected the officers); and

(iii) in case of legal entity organized in the form of Investment Funds – identification document of the legal representative of the administrator of the Investment Fund (or manager of the fund, as the case may be), duly accompanied by a certified copy or original of the Bylaws of the Investment Fund, or the Bylaws or Articles of Organization of its administrator (or manager, as the case may be), jointly with the corporate document which elected the legal representative.

3.           The documents related to the matters to be decided on at the AGE, including the documents mentioned in item (d) of the agenda, are available to the shareholders of the Company, as of this date, at the head office of the Company, at its website (www.cpfl.com.br/ri), as well as at the website of the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br).

São Paulo, November 18, 2011.

Murilo Passos

President of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 18, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.